Exhibit 99.1

ESSA to Present at Bloom Burton & Co Healthcare Investor Conference 2017

HOUSTON, TX and VANCOUVER, April 12, 2017 /CNW/ - ESSA Pharma Inc. (TSX: EPI, NASDAQ: EPIX) ("ESSA" or the "Company") a pharmaceutical company focused on the development of novel small molecule drugs for the treatment of prostate cancer, today announced that David R. Parkinson, President and Chief Executive Officer will be presenting at the Bloom Burton & Co. Healthcare Investor Conference 2017 on Monday May 1st at 9:30am Eastern at the Sheraton Centre Toronto Hotel in Toronto, Canada.

Dr. Parkinson will provide a corporate overview of the Company's business and will be available for one-on-one meetings during the conference.  ESSA's Chief Operating Officer, Peter Virsik and Chief Financial Officer, David S. Wood will be also in attendance.

Event:	Bloom Burton & Co Healthcare Investor Conference 2017
Presentation Date:	Monday May 1, 2017
Presentation Time:	9:30am Eastern
Location:	Sheraton Centre Toronto Hotel, Toronto, Canada

About ESSA Pharma Inc.:
ESSA is a clinical-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. EPI-506 acts by disrupting the androgen receptor ("AR") signaling pathway, which is the primary pathway that drives prostate cancer growth. EPI-002, the primary metabolite of EPI-506, prevents AR activation by binding selectively to the N-terminal domain ("NTD") of the AR. A functional NTD is essential for activation of the AR. Blocking the NTD prevents activation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

About Bloom Burton & Co.:
Bloom Burton & Co. is a firm dedicated to accelerating returns in healthcare for both investors and companies. Bloom Burton has an experienced team of medical, scientific, pharmaceutical, legal and capital markets professionals who perform a deep level of diligence, which combined with our creative and entrepreneurial approach, assists our clients in achieving the right monetization events. Bloom Burton and its affiliates provide capital raising, M&A advisory, equity research, business strategy and scientific consulting, advisory on direct investing and company creation and incubation services. Bloom Burton Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada (IIROC) and is also a member of the Canadian Investor Protection Fund (CIPF). Please visit www.bloomburton.com to learn more.

About the Conference:
Bloom Burton & Co. is hosting its sixth annual Healthcare Investor Conference on May 1 and 2, 2017 at the Sheraton Centre Toronto Hotel, Toronto, Canada. We aim to showcase approximately sixty of the premier Canadian healthcare companies to our network of investors, who generally join us from across Canada, the U.S. and Europe. We will have networking sessions, keynote speeches and panel discussions with venture capital, public equity and strategic investors. The event attracts investors who are interested in the latest developments in Canadian healthcare companies. Investors will have the opportunity to obtain corporate updates from presenting companies and participate in our 1-on-1 meeting system with company management.

About Prostate Cancer:
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, mCRPC. Most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer:
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Company's Phase 1/2 clinical trial, including expectations regarding the initiation of the Phase 2 dose expansion study; and the implementation of the Company's business model and strategic plans.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) obtaining positive results of clinical trials; (ii) obtaining regulatory approvals; and (iii) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 14, 2016 under the heading "Risk Factors", a copy of which is available on ESSA's profile at the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: David S. Wood, Chief Financial Officer Contact: (778) 331-0962; Peter Virsik, Executive Vice President & Chief Operating Officer, Contact: (832) 831-5958

CO: ESSA Pharma Inc

CNW 08:30e 12-APR-17